UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

      BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                                    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela

Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Dated: September 14 , 2008

     Contact:
     Blue Square-Israel Ltd.
     Elli Levinson-Sela
     General Counsel & Corporate Secretary
     Telephone: 972-3-9282670
     Fax: 972-3-9282498

     Email: ellils@bsi.co.il

BLUE SQUARE - ISRAEL ANNOUNCES IT HAS COMPLETED THE REORGANIZATION
OF ITS REAL ESTATE ACTIVITIES AND TRANSFERRED ITS  REAL ESTATE
PROPERTIES TO ITS SUBSIDIARY (78.45%), BLUE SQUARE REAL ESTATE LTD.

Rosh Ha'ayin, Israel, September 14, 2009 – further to its announcement dated August 17, 2009 (as included in the Q2 results announcement) and the announcements dated January 12, 2009 and December 30, 2008, regarding the reorganization of its real estate activities, Blue Square - Israel Ltd. (NYSE:BSI) (the "Company") announced today that  the Company yesterday completed the reorganization of  all of the Company's real estate properties, which were transferred to Blue Square Real Estate Ltd. ("BSRE")  (held 78.45% by the company)  according to the Israel Tax Authority approval as of March 31, 2009 ("the transfer date").

Following the completion of the transaction, all real estate property is held by BSRE, and all the food retail activities are now centralized in its subsidiary Mega Retail Ltd. ("MEGA"), formerly known as Blue Square Chain Investments and Properties Ltd. ("BSIP") .

Within the transaction, all real estate property (and related leases) held by MEGA (formerly BSIP) and MEGA's subsidiaries were transferred to BSRE. Most of the real estate properties are leased back by BSRE to MEGA for its retail activities under terms similar to the existing lease agreements between BSRE and  MEGA, regarding other real estate assets. The periods of these existing lease agreements were extended to match the period of the new lease agreement - 10 years from the transfer date, with an additional option period of five years exercisable by MEGA subject to various terms of the agreement..

Within the completion of the transaction, BSRE signed a loan agreement with a Bank, granting it a loan of NIS 250 Million for a period of up to 15 years.  The loan agreement includes several financial terms and covenants and BSRE's obligation that its rights in 15 of the real estate properties (including the rights according to the lease agreement with MEGA) transferred are to be encumbered to the bank as a security to such loan along with BSRE 's obligation to withhold any floating charge on its assets without prior consent from the Bank.

*  *  *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 202 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  our ability to compete effectively against low-priced supermarkets and other competitors; the effect of the recession in Israel on the sales in our stores and on our profitability; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation to our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2008.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.